EXHIBIT 99.3

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

                                                    3rd Floor, 10190 152A Street
                                                               Surrey, BC Canada
                                                                         V3R 1J7
                                                                Tel 604 585.8300
                                                                Fax 604 585.8377
                                                           info@staJ.eyokada.com
                                                             www.stalevokada.com

16 December 2004




British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs / Mesdames:

RE: Berkley Resources Inc. (the "Company")
------------------------------------------

We have read the Change of Auditor Notice of the Company dated 6 December 2004 and are in agreement with the statements contained in such Notice.

Yours truly,

"Staley, Okada & Partners"

STALEY, OKADA & PARTNERS

Chartered Accountants

cc: Berkley Resources Inc.


























N:\Client Listing\900\930504\Word\2004\Lt\930504 -Change of Auditor Notice,doc


Staley Okada & Partners is a member of MSI, a network of Independent professional firms * A member of the Institute of Chartered Accountants of British Columbia A partnership of Incorporated professionals; L.M. Okada, Ltd., C.N. Chandler, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., LW.D. Vickars, Ltd., G.S. Traher, Inc. D. Larocque, Ltd.